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                                 November 17, 2023

       Edwin Chun Yin Wong
       Chief Executive Officer
       J-Long Group Ltd
       Flat F, 8/F, Houston Industrial Building
       32-40 Wang Lung Street, Tsuen Wan
       New Territories, Hong Kong

                                                        Re: J-Long Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 9,
2023
                                                            File No. 333-275077

       Dear Edwin Chun Yin Wong:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No.1 to Registration Statement on Form F-1

       Prospectus Summary
       Corporate History and Structure, page 3

   1. In Note 14 on page F-29, you disclose you effected a stock split whereby each 3 issued and outstanding
ordinary shares were divided into 8 ordinary shares on November 8,
                                                        2023, and revised the
consolidated balance sheets and consolidated statements of changes in shareholders' equity
to reflect such a stock split. However, you disclose here you had a stock split "at a ratio
of 3-for-8." It appears it should be described "at a ratio of 8-for-3" as it is a stock split and
not a reverse stock split. Please revise here and on pages 63 and F-
                                                        33.
 Edwin Chun Yin Wong
FirstName LastNameEdwin   Chun Yin Wong
J-Long Group  Ltd
Comapany 17,
November  NameJ-Long
              2023     Group Ltd
November
Page 2    17, 2023 Page 2
FirstName LastName
The Offering, page 20

2. You disclose you are offering 1,400,000 ordinary shares with a par value of US$0.0001 per share. Given the share split of your ordinary shares occurred on November 8, 2023, please revise the par value to reflect the latest par value of US$0.0000375 per share here and in other relevant sections throughout the filing.
Notes to Consolidated Financial Statements
18. Subsequent Events, page F-33

3. We note that you have effected a 8-for-3 stock split on November 8, 2023 and that your historical financial statements have been retroactively adjusted to reflect the stock split.
         Please ensure that your independent auditor revises its report on page F-2 to reference the stock split and dual dates its opinion in accordance with PCAOB AS 3110.05 and provide an updated consent to reflect the revised audit report.
       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Virginia Tam